UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02036490

NO ACT
P.E 2-14-02
1-03950

April 2, 2002

Peter Sherry, Jr.
Assistant General Counsel
and Assistant Secretary
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act	1934
Section	
Rule	14A-8
Public Availability	4/2/2002

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Re: Ford Motor Company

Dear Mr. Sherry:

This is in regard to your letter dated February 14, 2002 concerning the shareholder proposal submitted by John Gilbert for inclusion in Ford's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you will include the proposal submitted by Mr. Gilbert in Ford's proxy materials, and that Ford therefore withdraws its January 30, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: John Gilbert
29 E. 64th Street
New York, NY 10021-7043

CRF

Ford Motor Company

Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 30, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. John Gilbert

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Company's 2002 Annual Meeting of Shareholders is scheduled for May 9, 2002.

Mr. John Gilbert (the "Proponent") has submitted for inclusion in the 2002 Proxy Materials a proposal and supporting statement (the "Proposal") requesting the Company to amend its By-Laws so that only independent directors can be nominated to key board committees. A copy of the Proposal is attached hereto as Exhibit 1.

The Company proposes to omit the Proposal from its 2002 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to establish his eligibility to submit the Proposal.

The Proponent Failed to Establish His Eligibility (Rule 14a-8(b) and Rule 14a-8(f))

On December 11, 2001, the last day on which proposals could be submitted to the Company for inclusion in the 2002 Proxy Materials, Ford received via facsimile the Proposal from Proponent's Agent (as defined below). The Company's stock records did not reveal the Proponent to be a registered holder of its securities. Accordingly, on December 13, 2001, Ford sent the Proponent's designated agent, Mr. John Chevedden (the "Agent"), a letter via facsimile and registered mail, with a copy via registered mail to the Proponent, acknowledging receipt of the Proposal and requesting that, pursuant to Rule 14a-8(b) and within 14 days of the Agent's receipt of the letter, the Agent furnish to the Company

documentation establishing that the Proponent is the beneficial owner of at least 1% or $2,000 in market value of Ford common stock, and that he has been a beneficial owner of such securities for one or more years. The Company enclosed a copy of Rule 14a-8(b), which includes information on what constitutes sufficient documentation for purposes of satisfying Rule 14a-8(b) and Rule 14a-8(f). The return receipts indicate Mr. Gilbert received the letter on December 20 and the Agent received the letter on December 22. (See Exhibit 2.)

On December 31, 2001, the Agent faxed to the Company a letter from Proponent's financial consultant that stated that the Lewis D. and John J. Gilbert Foundation (the "Foundation") has owned shares of Ford since November 2000. (See Exhibit 3.) The letter did not state the amount of the Foundation's ownership interest in terms of dollars or number of shares. On January 4, 2002, the Company sent a letter via facsimile and registered mail to the Agent, with a copy via registered mail to the Proponent, acknowledging the letter of December 31 and stating that we were still unable to confirm that Mr. Gilbert has met the eligibility requirements of Rule 14a-8(b) since the December 31 letter did not state the amount of securities the Proponent owned. The Company requested that the Proponent instruct his financial consultant to issue another letter stating the number of shares owned by Proponent. Return receipts indicate that the Agent received the Company's January 4 letter on January 14, 2002 and Mr. Gilbert received his copy of the same on approximately January 8, 2002. (See Exhibit 4.) As of January 28, 2002, the Company has not received any correspondence from either the Proponent or the Agent in response to the January 4, 2002 letter requesting evidence of Mr. Gilbert's eligibility to submit a shareholder proposal.

The proxy rules require that the Proponent strictly comply with Rule 14a-8(b)'s eligibility requirements. In *Ford Motor Company* (March 21, 2000), the Staff concluded that a proposal submitted by a proponent who failed on three separate occasions to provide documentary support evidencing his stock ownership for the length of time required by the proxy rules may be omitted from the Company's proxy materials. In interpreting the proxy rules, the Commission consistently requires strict compliance with Rule 14a-8(b) and Rule 14a-8(f). *See, e.g., Woodward Governor Company* (Nov. 3, 2000); *Wisconsin Energy Corporation* (March 16, 2000); *International Business Machines Corporation* (Feb. 15, 2000); *The LTV Corporation* (Feb. 15, 2000); *American General Corporation* (Feb. 7, 2000).

The Company acknowledges that this submission is past the deadline of January 18, 2002, determined in accordance with Rule 14a-8(j). The Company, however, requests the Staff to permit the Company to make its submission later than the required 80 days before the Company files its definitive proxy statement and form of proxy because it has good cause for missing the deadline. The Company promptly responded to each submission by the Proponent or Agent. Since the Agent did not receive the Company's January 4, 2002 letter until January 14, 2002,[1] the 14-day period allowed under Rule 14a-8(f) expired on January 28, 2002. Consequently, the Company could not have in good faith submitted its request for exclusion until the 14-day period expired on January 28, 2002. The Commission has consistently permitted issuers to submit requests to exclude a proposal after the

[1] We do not know why the U.S. Postal Service did not deliver our registered letter of January 4, 2002 to the Agent until January 14, 2002.

relevant deadline when the issuer demonstrates good cause for the delay. *See, e.g., Star Technologies, Inc.* (June 25, 1996); and *BankBoston Corporation* (May 27, 1999). Here, we were giving the Proponent and the Agent every opportunity to provide acceptable proof of stock ownership.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2002 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted is respectfully requested.

In accordance with Rule 14a-8(j), the Agent is being informed of the Company's intention to omit the Proposal from its 2002 Proxy Materials by sending him a copy of this letter and the attachments hereto. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-address stamped envelope.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba of my office (313-337-3913) or me (313-323-2130).

Very truly yours,

Peter Sherry, Jr.
Assistant General Counsel
and Assistant Secretary

Exhibits

EXHIBIT 1

John Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 313/446-9475
PH: 313/322-3000

Mr. William Clay Ford, Jr.
Chairman of the Board
Ford Motor Company
The American Road
Dearborn, MI 48121

Dear Mr. Ford and Directors of Ford Motor Company,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Gilbert
Shareholder, Ford Motor Company
And for Shareholders
Minnie Gilbert
Ruffy Corp.

12/10/01
Date

cc: John Rintamaki
FX: 313/248-1988

Peter Sherry
FX: 313/337-9591
PH: 313/323-2130

4 – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This proposal is submitted by John Gilbert, 29 E. 64th Street, New York, NY 10021-7043

Resolved:

INDEPENDENT DIRECTORS

Ford shareholders request a policy be adopted, through a bylaw, that the board (and/or management, if applicable) nominate only independent directors to key board committees to the fullest extent possible. This unified policy includes that Ford adopt a real board nomination/succession committee with less than the 100% director membership which characterizes the current nomination committee. The current titular Ford "nomination" committee is not a true nominating committee according to an influential and independent proxy analyst. Shareholders can rightfully ask why all the directors, each a member of the "nomination" committee, waited so long to replace Mr. Nasser.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website www.cii.org.

Institutional Investors own 39% of Ford stock.

The key board committees are:

- Audit
- Nominating
- Compensation

One important step

This one proposal, to concentrate independent directors on key committees, seems reasonable to compensate for the less than exemplary overall director independence standards that are allowed by Ford directors, for example:

Directors are allowed to collect additional fees from Ford and still sit on the key audit committee.

This practice is just too close to the Enron director "side deals"

"Enron Directors' Deals Raise Eyebrows" – *Reuters* Headline

Directors of Enron, already under fire for failing to identify and correct problems that brought the energy trading giant to bankruptcy, had lucrative side deals with the company that drew added criticism from corporate governance experts. The deals included from consulting jobs to purchases of goods and services from affiliated companies.

Support sustained independent oversight

This proposal is significant because it is believed that under current rules, non-independent directors, determined by the above definition, could be nominated to key board *committees at almost any time in the future*. I believe that the long-term independent oversight of our management is key to addressing a sustained Ford recovery.

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.
The text of the PG&E proposal, with further information on potential conflicts for non-independent directors, is available at The Corporate Library website: www.thecorporatelibrary.com

Less risk, same family clout
The August 2000 Ford recapitalization was believed to be a "Faustian bargain" by influential institutional investors who have a fiduciary duty to Ford shareholders. The recapitalization gave Ford heirs less of a financial interest in Ford, but heirs retained control of Ford's direction – no matter what the people with the real capital at risk think about it.

A Public Trust to Maintain
The independent oversight of our company by directors is a public trust. Our national commerce depends significantly on our company – in addition to our many customers, employees, pensioners and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure. I believe that the duty of our directors to loyalty and prudence will be safeguarded by the nomination of independent directors to key board committees.

This proposal is consistent with the growing focus on independent directors formally cited by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

For sustained shareholder value vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT 2

Ford Motor Company

Office of the Secretary
Peter Sherry, Jr.
Assistant Secretary
313/323-2130
313/337-9591 (Fax)
psherry@ford.com

One American Road
Room 1038 WHQ
Dearborn, Michigan 48126

December 13, 2001

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Fax: 310-371-7872

Re: Mr. John Gilbert's Stockholder Proposal for 2002 Annual Meeting

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of Mr. John Gilbert's stockholder proposal and his request that we direct all communication relating thereto to your attention. Mr. Gilbert has asked that his proposal relating to the nomination of independent directors to key board committees be included in the Company's proxy materials for the 2002 Annual Meeting of Stockholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. (A copy of Rule 14a-8(b) is enclosed.) Neither the Company nor its transfer agent was able to confirm that Mr. Gilbert satisfies the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you or Mr. Gilbert furnish to the Company proper documentation demonstrating (i) that Mr. Gilbert is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that Mr. Gilbert has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year eligibility period begins. If the shareholder has filed one of these documents, he or she may demonstrate his or her eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a

written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

It is noted that under the signature line of Mr. Gilbert's cover letter to his proposal (copy enclosed), he states that he is also signing for shareholders Minnie Gilbert and Ruffy Corp. In order for Mr. Gilbert to represent Minnie Gilbert and Ruffy Corp., each of them would have to submit to the Company a written statement granting Mr. Gilbert such authority. Additionally, each of them would be required to provide proof of stock ownership eligibility as outlined above.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to Mr. Gilbert's proposal, please contact me at the above-referenced number or Jerome Zaremba at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Peter Sherry, Jr.

cc: Mr. John Gilbert

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Gilbert
29 E. 64th Street
New York, NY 10021-7043

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)*

B. Date of Delivery 12/20/01

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type 12-17-01
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0013 1559 1206

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)*

B. Date of Delivery 12-22

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type 12-17-01
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0013 1559 1190

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

EXHIBIT 3

SALOMON SMITH BARNEY
A member of citigroup

212-816-0500 • 800-323-7788

December 27, 2001

To Whom It May Concern,

The letter is to confirm that the Lewis D. and John J. Gilbert Foundation has owned shares of Ford (F) since November, 2000.

Please do not hesitate to contact me if there are any questions regarding the above.

Sincerely,

Brian P. Hogan
Financial Consultant to John J. Gilbert

Post-it® Fax Note 7671	Date 12-31-01	# of pages ▶ 1
To Peter Sherry	From John Chevedden	
Co./Dept.	Co.	
Phone # FX: 313/248-1988	Phone # 310/371-7872	
Fax # FX: 313/337-9591	Fax #	

EXHIBIT 4

Ford Motor Company

Office of the Secretary
Peter Sherry, Jr.
Assistant Secretary
313/323-2130
313/337-9591 (Fax)
psherry@ford.com

One American Road
Room 1038 WHQ
Dearborn, Michigan 48126

January 4, 2002

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Fax: 310-371-7872

Re: Mr. John Gilbert's Stockholder Proposal for 2002 Annual Meeting

Dear Mr. Chevedden:

Thank you for forwarding to us the letter from Mr. Brian Hogan of Salomon Smith Barney regarding stock ownership of the Lewis D. and John J. Gilbert Foundation (the "Gilbert Foundation"). As requested in my letter to you of December 13, 2001, we require documentation that Mr. Gilbert is the beneficial owner of at least $2,000 in market value, or 1% of Ford common stock. While the Salomon Smith Barney letter states that the Gilbert Foundation has owned Ford shares since November, 2000, it does not state the number of shares owned. We are, therefore, unable to confirm that Mr. Gilbert has met the requirements of Rule 14a-8(b)(1) (a copy of which was provided to you with the December 13 letter). Please ask Salomon Smith Barney to issue another letter stating the number of shares owned by the Gilbert Foundation since November, 2000. We request that such documentation be provided within 14 calendar days of your receipt of this letter. If the requested documentation is not provided within 14 days of your receipt of this letter, we will petition the Securities and Exchange Commission for a No-Action letter to exclude the proposal.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to Mr. Gilbert's proposal, please contact me at the above-referenced number or Jerome Zaremba at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

cc: Mr. John Gilbert

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Gilbert
29 E. 64th Street
New York, NY 10021-7043

1-8-02

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* B. Date of Delivery

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0013 1559 1176

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1-8-02

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* Tamara B. Date of Delivery 1-14-02

C. Signature
X R.W. McMurtrie ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0013 1559 1183

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Air Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and ExchangeCommission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 20 PM 3:58

Ford Motor Company (F)
Investor Response to Company No Action Request
John Gilbert Proposal

Ladies and Gentlemen:

Enclosed is the company letter withdrawing the company no action request.

Sincerely,

John Chevedden
cc: Ford
John Gilbert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Investor Response to Company No Action Request
John Gilbert Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Ford Motor Company (F) no action request. It is believed that Ford must meet the burden of proof under rule 14a-8.

1) Broker verification was faxed to the company on January 16, 2002.
2) The company was advised of this after the company submitted its no action request.
3) Broker verification is included as a exhibit.
4) The company said it may withdraw its no action request.
5) Will track this point with the company and reply with further information soon.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
cc: Ford
John Gilbert

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
To: "'jrcheve@earthlink.net'" <jrcheve@earthlink.net>
Date: Tuesday, January 15, 2002 1:05 PM

To Whom It May Concern:

This confirms that John J. Gilbert has continuously owned more than $2,000.00 worth of Ford Motor stock (specifically 299 shares) since 11/1/00 in the name of John J. Gilbert, Minnie Gilbert and Ruffy Corp., all of which Mr. Gilbert has authority over. There have been no withdrawals since 11/1/00.

Sincerely,
Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

Reminder: E-mail sent through the Internet is not secure. Do not use e-mail to send us confidential information such as credit card numbers, changes of address, PIN numbers, passwords, or other important information. Do not e-mail orders to buy or sell securities, transfer funds, or send time sensitive instructions. We will not accept such orders or instructions. This e-mail is not an official trade confirmation for transactions executed for your account. Your e-mail message is not private in that it is subject to review by the Firm, its officers, agents and employees.

Pls advise if further info need.

Post-it® Fax Note 7671	Date	# of pages ▶
To Peter Sherry	From John Chevedden	
Co./Dept.	Co.	
Phone # 313/337-9591	Phone # 310/371-7872	
Fax # 313/248-1988	Fax #	

Please advise today. Thank you.

Brian P. Hogan
Second Vice President - Investments

212-503-2342
800-323-7788

SALOMON SMITH BARNEY

A member of citigroup

SALOMON SMITH BARNEY INC.
200 Park Avenue, 40th Floor
New York, NY 10166
FAX 212-503-1166

Ford Motor Company

Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 14, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request
Re: Shareholder Proposal Submitted by Mr. John Gilbert

Ladies and Gentlemen:

Please be advised that Ford Motor Company ("Ford" or the "Company") is hereby withdrawing its No-Action Request dated January 30, 2002, relating to a proposal and supporting statement submitted by Mr. John Gilbert requesting that the Company amend its By-Laws so that only independent directors be nominated to key board committees. Even though we have no record of having received a facsimile submission of the stock ownership data we requested, Mr. Gilbert's agent has provided evidence that proof of eligibility was submitted to the Company by facsimile in a timely manner. We have decided to accept this evidence and thus will include the Proposal in our 2002 Proxy Materials.

A copy of this letter is being forwarded to Mr. Gilbert and his agent. Thank you for your consideration. If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba of my office (313-337-3913) or me (313-323-2130).

Very truly yours,

Peter Sherry, Jr.
Assistant General Counsel
and Assistant Secretary

cc: Mr. John Gilbert
Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Investor Response to Company No Action Request
John Gilbert Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Ford Motor Company (F) no action request. It is believed that Ford must meet the burden of proof under rule 14a-8.

1) Broker verification was faxed to the company on January 16, 2002.
2) The company was advised of this after the company submitted its no action request.
3) Broker verification is included as a exhibit.
4) The company said it may withdraw its no action request.
5) Will track this point with the company and reply with further information soon.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
cc: Ford
John Gilbert

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
To: "'jrcheve@earthlink.net'" <jrcheve@earthlink.net>
Date: Tuesday, January 15, 2002 1:05 PM

To Whom It May Concern:

This confirms that John J. Gilbert has continuously owned more than $2,000.00 worth of Ford Motor stock (specifically 299 shares) since 11/1/00 in the name of John J. Gilbert, Minnie Gilbert and Ruffy Corp., all of which Mr. Gilbert has authority over. There have been no withdrawals since 11/1/00.

Sincerely,
Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

Reminder: E-mail sent through the Internet is not secure. Do not use e-mail to send us confidential information such as credit card numbers, changes of address, PIN numbers, passwords, or other important information. Do not e-mail orders to buy or sell securities, transfer funds, or send time sensitive instructions. We will not accept such orders or instructions. This e-mail is not an official trade confirmation for transactions executed for your account. Your e-mail message is not private in that it is subject to review by the Firm, its officers, agents and employees.

Pls advise if further info need.

Post-it® Fax Note 7671	Date	# of pages ▶
To Peter Sherry	From John Chevedden	
Co./Dept.	Co.	
Phone # 313/337-9591	Phone # 310/371-7872	
Fax # 313/248-1988	Fax #	

Please advise today. Thank you.

Brian P. Hogan
Second Vice President - Investments

212-503-2342
800-323-7788

SALOMON SMITH BARNEY

A member of citigroup

SALOMON SMITH BARNEY INC.
200 Park Avenue, 40th Floor
New York, NY 10166
FAX 212-503-1166

Ford Motor Company

Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 14, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request
Re: Shareholder Proposal Submitted by Mr. John Gilbert

Ladies and Gentlemen:

Please be advised that Ford Motor Company ("Ford" or the "Company") is hereby withdrawing its No-Action Request dated January 30, 2002, relating to a proposal and supporting statement submitted by Mr. John Gilbert requesting that the Company amend its By-Laws so that only independent directors be nominated to key board committees. Even though we have no record of having received a facsimile submission of the stock ownership data we requested, Mr. Gilbert's agent has provided evidence that proof of eligibility was submitted to the Company by facsimile in a timely manner. We have decided to accept this evidence and thus will include the Proposal in our 2002 Proxy Materials.

A copy of this letter is being forwarded to Mr. Gilbert and his agent. Thank you for your consideration. If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba of my office (313-337-3913) or me (313-323-2130).

Very truly yours,

Peter Sherry, Jr.
Assistant General Counsel
and Assistant Secretary

cc: Mr. John Gilbert
Mr. John Chevedden

Ford Motor Company

Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 14, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request
Re: Shareholder Proposal Submitted by Mr. John Gilbert

Ladies and Gentlemen:

Please be advised that Ford Motor Company ("Ford" or the "Company") is hereby withdrawing its No-Action Request dated January 30, 2002, relating to a proposal and supporting statement submitted by Mr. John Gilbert requesting that the Company amend its By-Laws so that only independent directors be nominated to key board committees. Even though we have no record of having received a facsimile submission of the stock ownership data we requested, Mr. Gilbert's agent has provided evidence that proof of eligibility was submitted to the Company by facsimile in a timely manner. We have decided to accept this evidence and thus will include the Proposal in our 2002 Proxy Materials.

A copy of this letter is being forwarded to Mr. Gilbert and his agent. Thank you for your consideration. If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba of my office (313-337-3913) or me (313-323-2130).

Very truly yours,

Peter Sherry, Jr.
Assistant General Counsel
and Assistant Secretary

cc: Mr. John Gilbert
Mr. John Chevedden